No Act

P.E. 1/31/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14005979

February 28, 2014

Received SEC
FEB 28 2014
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8 (OOS)
Public
Availability: 2-28-14

Jennifer L. Kraft
United Continental Holdings, Inc.
jennifer.kraft@united.com

Re: United Continental Holdings, Inc.

Dear Ms. Kraft:

This is in regard to your letter dated February 27, 2014 concerning the shareholder proposal submitted by the International Brotherhood of Teamsters General Fund for inclusion in United Continental's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that United Continental therefore withdraws its January 31, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Louis Malizia
International Brotherhood of Teamsters
lmalizia@teamster.org

UNITED CONTINENTAL HOLDINGS, INC.

February 27, 2014

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: United Continental Holdings, Inc. – Shareholder Proposal submitted by the Teamsters General Fund

Ladies and Gentlemen:

We refer to our letter, dated January 31, 2014 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with our view that United Continental Holdings, Inc. (the "Company") could exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the Teamsters General Fund (the "Proponent") from the proxy materials to be distributed by the Company in connection with its 2014 annual meeting of shareholders.

Attached hereto as Exhibit A is a letter, dated February 10, 2014 (the "Withdrawal Letter"), from the Proponent to the Company withdrawing the Proposal. In reliance on the Withdrawal Letter, we hereby withdraw the No-Action Request.

If you have any questions regarding this request or need any additional information, please contact the undersigned by phone at (872) 825-7667 or by email at jennifer.kraft@united.com.

Very truly yours,

Jennifer L. Kraft

Jennifer L. Kraft
Deputy General Counsel
United Continental Holdings, Inc.

Attachments

cc: Ken Hall, General Secretary-Treasurer
Louis Malizia, Capital Strategies Department
International Brotherhood of Teamsters
25 Louisiana Ave., NW
Washington, DC 20001

Exhibit A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

February 10, 2014

Via E-mail: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: United Continental Holdings, Inc. – Shareholder Proposal Submitted by the Teamsters General Fund

Ladies and Gentleman:

As per notification by United Continental Holdings, Inc. ("the Company"), that its Board of Directors will adopt a by-law change prior to the Company's 2014 annual meeting that will effectively change the director election system from its current plurality voting standard to a majority standard, the International Brotherhood of Teamsters General Fund ("the Fund") hereby withdraws its shareholder proposal.

Sincerely,

Louis Malizia, Assistant Director
Capital Strategies Department

LM/mj

cc: Jennifer L. Kraft, Deputy General Counsel, United Continental Holdings, Inc.

UNITED CONTINENTAL
HOLDINGS, INC.

January 31, 2014

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: United Continental Holdings, Inc. – Shareholder Proposal submitted by the Teamsters General Fund

Ladies and Gentlemen:

This letter and the materials enclosed herewith are submitted by United Continental Holdings, Inc., a Delaware corporation ("United" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of United's intention to exclude from its proxy materials for its 2014 Annual Meeting of Shareholders (the "2014 Annual Meeting" and such materials, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") submitted by the Teamsters General Fund (the "Proponent") on December 20, 2013. The Company intends to omit the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) of the Exchange Act and respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if United excludes the Proposal from its 2014 Proxy Materials for the reasons detailed below.

United intends to file its definitive proxy materials for the 2014 Annual Meeting on or about April 25, 2014. In accordance with *Staff Legal Bulletin 14D* ("SLB 14D"), this letter and its exhibits are being submitted via e-mail. A copy of this letter and its exhibits will also be sent to the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the Proponent copy the undersigned on any correspondence that it elects to submit to the Staff in response to this letter.

The Proposal

The Proposal sets forth the following resolution to be voted on by shareholders at the 2014 Annual Meeting:

"RESOLVED: That the shareholders of United Continental Holdings, Inc. (or the "Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats."

A copy of the Proposal, including its supporting statement, is attached to this letter as Exhibit A.

Analysis

The Proposal May Be Excluded Pursuant to 14a-8(i)(10) Because the Company Will Have Substantially Implemented the Proposal by the Time the 2014 Proxy Materials are Filed.

By the time the 2014 Proxy Materials are filed, the Company will have already taken the actions requested in the Proposal and therefore have already substantially implemented the Proposal. Rule 14a-8(i)(10) provides that a company may exclude a proposal from its proxy materials if "the company has already substantially implemented the proposal." The Commission stated in 1976 regarding the predecessor to Rule 14a-8(i)(10) that the exclusion was designed to avoid the possibility of shareholders having to consider matters that have already been favorably acted upon by the management team. Exchange Act Release No. 12598 (July 7, 1976). The Commission adopted the current version of this exclusion in 1983, and since then it has regularly concurred that when a company can demonstrate that it has already addressed each element of a proposal, that proposal may be excluded. Release No. 34-20091 (August 16, 1983).

Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 40018 at n. 30 (May 21, 1998); Exchange Act Release No. 34-20091 (Aug. 16, 1983). Rather, the actions taken by the company must have addressed the proposal's "essential objective," even if the manner in which the company implements the proposal does not necessarily directly correspond to the actions sought by the proponent. *See Anheuser-Busch Companies, Inc.* (Jan. 17, 2007).

Furthermore, board actions that adequately address the underlying concerns of the shareholder proposal but require pending board and/or shareholder approval can still satisfy the requirements for exclusion. The Staff has consistently granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a shareholder proposal on the grounds that the board of directors is expected to take certain action that will substantially implement the proposal and then supplements its request for no action relief by notifying the Staff after such action has been taken. *See, e.g., Hewlett-Packard Company* (Dec. 19, 2013) (concurring in the exclusion of a proposal where the company expressed the board's intention to approve amendments to the bylaws that would substantially implement the proposal and then later notified the Staff that the board action had been taken); *DIRECTV* (Feb. 22, 2011) (concurring in the exclusion of a proposal as substantially implemented where the company represented that its shareholders would have an opportunity to approve amendments to the company's charter at the next annual meeting).

The Company believes that the Proposal may properly be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company's board of directors (the "Board") will in the near future consider a proposal regarding adoption of amendments (the "Bylaw Amendments") to the Company's amended and restated bylaws that would substantially implement the Proposal and, accordingly, permit the Proposal to be excluded from the 2014 Proxy Materials in reliance on Rule 14a-8(i)(10). Specifically, if approved, the Bylaw Amendments contemplated by the Board would, among other things, provide for the election of director nominees by a majority vote standard, with a plurality vote standard retained for contested director elections. The Bylaw Amendments would become effective upon such approval, and would squarely address the "essential objective" of the Proposal, which is the implementation of a majority vote standard for uncontested director elections.

The Board is currently expected to approve the Bylaw Amendments and, subsequently, the newly amended and restated bylaws in February 2014. The Company is submitting this no-action request before the February meeting of the Board to address the timing requirements of Rule 14a-8(j). Once formal action has been taken by the Board to approve the Bylaw Amendments, the Company will notify the Staff that these actions have been taken. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) under similar circumstances. *See Starbucks Corp.* (Nov. 27, 2012); *Omnicom Group Inc.* (March 29, 2011). Accordingly, the Company believes that upon the approval of the Bylaw Amendments, the Board will have taken the steps requested by the Proponent to achieve the "essential objective" of the Proposal.

Conclusion

Based on the foregoing, I respectfully request your concurrence that the Proposal may be excluded from the Company's 2014 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact the undersigned by phone at (872) 825-7667 or by email at jennifer.kraft@united.com.

Very truly yours,

Jennifer L. Kraft

Jennifer L. Kraft
Deputy General Counsel
United Continental Holdings, Inc.

Attachments

cc: Ken Hall, General Secretary-Treasurer
Louis Malizia, Capital Strategies Department
International Brotherhood of Teamsters
25 Louisiana Ave., NW
Washington, DC 20001

Exhibit A

Proponent's Submission

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

December 20, 2013

BY FACSIMILE: 403.216.0989
BY UPS GROUND

Brett J. Hart
General Counsel and Secretary
United Continental Holdings, Inc.
233 S. Wacker Drive
Chicago, IL 60606

Dear Mr. Hart:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2014 Annual Meeting.

The General Fund has owned 905 shares of United Continental Holdings, Inc. continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to Louis Malizia of the Capital Strategies Department at 202-624-6930.

Sincerely,

Ken Hall

Ken Hall
General Secretary-Treasurer

KH/lm
Enclosures

RESOLVED: That the shareholders of United Continental Holdings, Inc. (or the "Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

SUPPORTING STATEMENT: In order to provide shareholders a meaningful role in director elections, United Continental should use a majority vote standard for the election of directors. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. This standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards.

Under the Company's current standard directors are elected by the affirmative vote of the holders of the shares of capital stock representing a plurality of votes. Under this standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

Of the 23 companies United Continental lists as peers in its 2013 proxy statement, only one of them uses a plurality vote standard. The remaining peer companies have a majority vote standard for director elections, including Delta Air Lines, Southwest Airlines and US Airways Group.

The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the board can then consider action on developing post-election procedures to address the status of directors that fail to win election. A majority vote standard combined with a post-election director resignation policy would establish a meaningful right for shareholders to elect directors, and reserve for the board an important post-election role in determining the continued status of an unelected director.

We urge shareholders to vote **FOR** this proposal.

AMALGAMATED BANK.

December 20, 2013

Mr. Brett J. Hart
General Counsel & Secretary
United Continental Holdings, Inc.
233 S. Wacker Drive.
Chicago, IL 60606

RE: United Continental Holdings, Inc. - Cusip # 910047109

Dear Mr. Hart:

Amalgamated Bank is the record owner of 905 shares of common stock (the "Shares") of United Continental Holdings, Inc, beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account FISMA & OMB Memorandum M-07-16 The International Brotherhood of Teamsters General Fund has held the Shares continuously since 10/01/2010 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212)-895-4973.

Very truly yours,

[signature]

Jerry Marchese
Vice President

CC: Louis Malizia